FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 11, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario M5X 1E3

2.	Date of Material Change

July 31, 2008.

3.	News Release

The news release (the “News Release”) attached hereto as Schedule “A” was issued through CNW Group on July 31, 2008.

4.	Summary of Material Change

The material change is described in the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change
5.1	Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

August 8, 2008.

Schedule “A”

Banro Corporation

PRESS RELEASE

Banro intercepts 192 metres grading 2.02 g/t Au, 149 metres grading 1.71
g/t Au, 68 metres grading 3.77 g/t Au, 77.8 metres grading 2.17 g/t Au and
60 metres grading 3.50 g/t Au as part of the bankable feasibility drilling program at its Twangiza project

Toronto, Canada – July 31, 2008 - Banro Corporation (“Banro” or the “Company”) (AMEX - “BAA”; TSX - “BAA”) is pleased to announce further results from the Company’s ongoing in-fill core drilling program at its wholly-owned Twangiza gold project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Assay results have been received for an additional 30 core holes drilled at the Twangiza North and Twangiza Main deposits since the last drilling update in May 2008. These 30 core holes, which were drilled as part of the Company’s bankable feasibility study, were not included in the mineral resource estimates for the Twangiza pre-feasibility study announced on July 7, 2008.

Highlights include:

•	Hole TDD220 intersected 45.00 metres grading 4.26 g/t Au from 85.00 metres and 48.60 metres grading 1.84 g/t Au from 164.40 metres
•	Hole TDD221 intersected 149.00 metres grading 1.71 g/t Au from 110 metres and 60.00 metres grading 3.50 g/t Au from 266.00 metres
•	Hole TDD225 intersected 192.00 metres grading 2.02 g/t Au from 88.00 metres
•	Hole TDD226 intersected 77.80 metres grading 2.17 g/t Au from 23.20 metres and 65.70 metres grading 2.90 g/t Au from 235.00 metres
•	Hole TDD227 intersected 68.00 metres grading 3.77 g/t Au from 76.00 metres
•	Hole TDD229 intersected 43.00 metres grading 2.42 g/t Au from 237.00 metres and 47.63 metres grading 2.35 g/t Au from 294.00 metres
•	Hole TDD234 intersected 34.6 metres grading 3.19 g/t Au from 131.40 metres
•	Hole TDD235 intersected 33.00 metres grading 2.76 g/t Au from 70.00 metres
•	Hole TDD236 intersected 48.71 metres grading 2.53 g/t Au from 93.00 metres

The objective of the current drilling program at Twangiza is to upgrade mineral resources into the Measured and Indicated Resource categories with the goal of determining ore reserves as part of the bankable feasibility study which is due for completion in December 2008.

Twangiza currently has an estimated Measured Mineral Resource of 1,390,000 ounces of gold (16,700,000 tonnes grading 2.59 g/t Au), Indicated Mineral Resource of 2,350,000 ounces of gold (42,500,000 tonnes grading 1.72 g/t Au) and Inferred Mineral Resource of 600,000 ounces of gold (10,000,000 tonnes grading 1.80 g/t Au). Reference is made to

Banro’s press release dated July 7, 2008 (a copy of which can be obtained from SEDAR at www.sedar.com).

Commenting on the drilling results at Twangiza, Mike Prinsloo, President and C.E.O. of the Company, said: “These drill intercepts are significant in terms of grade and thickness and are in areas where Inferred Resources and unclassified material were previously demarcated within the pit shells as part of the pre-feasibility study announced earlier this month. These drilling results should contribute to an increase in Measured and Indicated Resources at Twangiza, as well as to an increase in the Proven and Probable Reserves to be incorporated in the bankable feasibility study for Twangiza.”

A locality plan of the reported drill holes is found accompanying this press release on the Company’s web site at http://www.banro.com/i/pdf/2008-07-31_NRM.pdf.

Results from the core holes are tabulated in the following table:

HOLE	EASTING	NORTHING	AZIMUTH	INCLINATION		MINERALIZATION
	(UTM)	(UTM)	(°)	(°)	FROM	TO	WIDTH	Au
					(m)	(m)	(m)	(g/t)
TDD218	693679	9682400	250	-76	52.26	56.44	4.18	0.77
					65.19	67.37	2.18	0.73
					71.00	74.00	3.00	0.67
					77.75	80.18	2.43	4.66
					93.00	96.00	3.00	3.80
					99.00	104.00	5.00	0.60
					123.00	126.00	3.00	0.61
					141.00	143.00	2.00	0.65
					155.00	162.00	7.00	0.79
					165.00	210.75	45.75	1.52
					216.75	244.80	28.05	2.46
TDD219	693634	9682451	250	-80	25.00	41.00	16.00	4.16
					66.10	134.00	67.90	1.31
					137.00	148.00	11.00	2.79
					152.00	181.00	29.00	1.81
					190.00	195.00	5.00	0.58
					197.00	203.00	6.00	1.49
					212.00	220.00	8.00	0.51
					231.00	242.00	11.00	5.71
					244.00	248.00	4.00	0.90
TDD220	693505	9682073	70	-50	69.00	70.66	1.66	0.65
					76.58	79.60	3.02	1.75
					85.00	130.00	45.00	4.26
					140.00	160.40	20.40	1.07
					164.40	213.00	48.60	1.84
					242.00	268.00	26.00	2.17
					274.00	281.77	7.77	1.87
					300.00	334.00	34.00	1.29
					356.00	365.00	9.00	0.91
					368.00	374.00	6.00	0.57
					379.00	380.00	1.00	5.66
					444.00	448.00	4.00	0.62
TDD221	693552	9681999	70	-51	76.00	77.00	1.00	1.46
					91.00	98.00	7.00	0.55
					110.00	259.00	149.00	1.71
					266.00	326.00	60.00	3.50
TDD222	693693	9682095	70	-54	5.00	15.00	10.00	2.66
					23.00	38.00	15.00	1.39
					49.00	54.60	5.60	1.66
					57.00	71.00	14.00	1.28
					90.00	108.00	18.00	1.07
					116.80	118.30	1.50	0.70
					142.00	159.62	17.62	1.64
					163.00	164.00	1.00	1.06
					167.00	177.00	10.00	1.23
TDD223	693343	9682662	70	-55	61.00	82.59	21.59	1.24
					90.59	97.27	6.68	2.00
					100.00	104.00	4.00	0.55
					108.00	110.80	2.80	1.35
					146.00	147.00	1.00	7.83
					180.00	182.00	2.00	1.58

HOLE	EASTING	NORTHING	AZIMUTH	INCLINATION		MINERALIZATION
	(UTM)	(UTM)	(°)	(°)	FROM	TO	WIDTH	Au
					(m)	(m)	(m)	(g/t)
TDD224	693683	9682229	70	-66	10.00	12.00	2.00	0.69
					31.00	37.00	6.00	1.92
					41.00	47.00	6.00	0.50
					52.00	99.00	47.00	1.13
					104.00	107.00	3.00	0.85
					111.00	153.00	42.00	1.27
					159.00	172.00	13.00	1.26
TDD225	693537	9682042	70	-50	76.00	78.00	2.00	0.86
					88.00	280.00	192.00	2.02
					284.00	300.00	16.00	0.89
					309.00	337.50	28.50	0.67
TDD226	693533	9682180	70	-53	0.00	15.00	15.00	1.56
					23.20	101.00	77.80	2.17
					118.00	136.00	18.00	1.08
					145.00	146.00	1.00	1.78
					151.00	172.00	21.00	1.30
					175.00	179.00	4.00	1.00
					184.00	190.00	6.00	2.33
					201.00	205.00	4.00	6.90
					213.00	214.00	1.00	1.64
					217.00	224.00	7.00	1.45
					227.00	232.00	5.00	1.78
					235.00	300.70	65.70	2.90
TDD227	693478	9682363	70	-50	29.00	36.00	7.00	1.10
					43.00	45.00	2.00	1.38
					53.00	64.00	11.00	1.13
					67.00	69.00	2.00	1.29
					76.00	144.00	68.00	3.77
					148.00	155.00	7.00	1.53
					160.00	166.00	6.00	0.56
					171.00	178.00	7.00	0.48
					186.00	189.42	3.42	3.72
					197.00	201.00	4.00	1.47
					217.00	222.00	5.00	1.30
					225.00	231.00	6.00	1.90
					235.00	239.77	4.77	1.43
					258.77	261.00	2.23	0.71
					264.00	288.00	24.00	1.12
					303.00	304.00	1.00	1.29
TDD228	693260	9683248	70	-56	43.77	52.00	8.23	1.62
TDD229	693392	9682256	70	-52	15.00	21.00	6.00	2.26
					47.15	59.00	11.85	1.63
					62.00	70.00	8.00	0.93
					73.00	85.00	12.00	2.45
					97.00	100.00	3.00	2.25
					107.00	109.00	2.00	0.89
					112.00	120.00	8.00	0.62
					139.00	147.00	8.00	3.68
					155.00	160.00	5.00	3.13
					162.00	165.00	3.00	0.80
					171.00	174.00	3.00	0.61
					203.00	204.00	1.00	1.07
					207.00	211.00	4.00	2.18
					215.00	216.00	1.00	2.46
					220.00	232.00	12.00	0.67
					237.00	280.00	43.00	2.42
					284.00	289.00	5.00	1.38
					294.00	341.63	47.63	2.35
					344.35	363.90	19.55	1.28
					391.00	398.00	7.00	1.00
					406.00	410.00	4.00	0.65
					413.00	423.00	10.00	1.55
					426.00	444.19	18.19	0.73
					449.00	467.00	18.00	1.54
					472.00	486.00	14.00	1.49
TDD230	693461	9682203	70	-50	11.00	14.45	3.45	2.87
					20.00	25.00	5.00	0.69
					26.35	28.00	1.65	3.80
					39.00	66.60	27.60	2.32
					77.00	80.00	3.00	12.02
					87.00	88.00	1.00	8.81
					127.00	128.56	1.56	0.87
					131.00	139.00	8.00	1.71
					144.00	168.00	24.00	2.35
					171.00	179.00	8.00	0.65
					182.00	183.00	1.00	1.23
					189.00	206.58	17.58	2.47
					238.00	247.95	9.95	1.29
					259.00	268.00	9.00	3.88
					273.20	280.00	6.80	2.18
					283.00	284.00	1.00	4.02
					287.00	314.00	27.00	1.30
					317.00	342.85	25.85	2.53
					350.00	365.55	15.55	1.35
					397.00	402.00	5.00	3.60
					519.00	520.00	1.00	3.93
TDD231	693531	9682939	70	-58	26.40	31.77	5.37	1.12
					66.00	67.00	1.00	1.08
					90.00	96.00	6.00	1.49
					100.00	103.00	3.00	0.81
					107.00	113.00	6.00	0.78

HOLE	EASTING	NORTHING	AZIMUTH	INCLINATION		MINERALIZATION
	(UTM)	(UTM)	(°)	(°)	FROM	TO	WIDTH	Au
					(m)	(m)	(m)	(g/t)
TDD232	693210	9683160	70	-59	28.00	35.00	7.00	1.64
					68.70	70.60	1.90	4.50
					73.40	76.00	2.60	2.45
					119.70	132.00	12.30	1.55
TDD233	692861	9684373	70	-69.5	39.00	41.00	2.00	1.11
					162.00	180.00	18.00	1.77
					191.00	193.71	2.71	1.48
TDD234	692868	9684341	70	-65	42.00	46.00	4.00	0.81
					131.40	166.00	34.60	3.19
TDD235	692890	9684447	70	-72	70.00	103.00	33.00	2.76
					106.00	110.00	4.00	1.61
					115.00	121.40	6.40	4.94
TDD236	692932	9684286	70	-83	23.00	25.00	2.00	1.08
					33.00	37.00	4.00	0.63
					41.00	44.00	3.00	0.51
					68.00	69.00	1.00	5.90
					93.00	141.71	48.71	2.53
TDD237	692867	9684501	70	-68	70.00	81.00	11.00	4.40
					87.00	98.00	11.00	2.87
					102.00	103.42	1.42	1.18
					108.00	111.59	3.59	1.53
TDD238	693331	9682845	70	-60	47.00	50.00	3.00	0.74
					99.74	124.00	24.26	1.76
					138.00	139.00	1.00	2.25
					171.00	172.00	1.00	3.65
TDD239	693183	9683195	70	-55	26.00	28.00	2.00	0.60
					33.22	37.55	4.33	6.36
					53.59	56.00	2.41	0.84
					130.00	132.00	2.00	1.05
					144.00	145.00	1.00	1.63
TDD240	693322	9682492	70	-53	154.00	155.00	1.00	4.15
					184.00	186.00	2.00	1.09
					190.15	195.00	4.85	1.46
					201.00	219.00	18.00	1.63
TDD241	692835	9684514	70	-56	9.00	10.00	1.00	1.81
					70.00	71.00	1.00	1.18
					89.00	93.85	4.85	24.72
					96.00	97.00	1.00	5.18
					116.00	119.50	3.50	1.38
TDD242	693247	9682908	70	-63	103.00	105.00	2.00	1.95
					108.00	120.00	12.00	2.83
					127.00	131.55	4.55	0.59
					156.00	157.40	1.40	10.86
TDD243	692962	9683084	70	-52	10.00	12.00	2.00	0.69
					15.84	18.00	2.16	1.31
					31.00	33.00	2.00	0.74
					80.32	87.00	6.68	0.58
					96.00	98.00	2.00	0.77
					111.60	117.00	5.40	1.07
TDD244	693447	9682069	70	-53	12.30	15.00	2.70	1.21
					127.00	134.70	7.70	1.85
					137.70	190.00	52.30	1.18
					203.00	233.54	30.54	1.50
					237.30	250.78	13.48	1.78
					255.78	257.78	2.00	1.77
					260.78	263.78	3.00	0.71
					267.60	276.00	8.40	2.50
					290.00	321.00	31.00	1.18
					325.00	339.00	14.00	1.00
					343.00	345.00	2.00	1.77
					348.00	351.00	3.00	0.71
					355.00	364.00	9.00	2.01
					367.00	369.00	2.00	4.82
					372.00	376.00	4.00	0.50
					379.00	382.00	3.00	1.16
					391.00	396.00	5.00	0.76
					398.00	402.57	4.57	2.30
					414.00	443.00	29.00	1.03
					446.00	454.65	8.65	0.93
					457.93	464.00	6.07	3.35
					507.00	508.00	1.00	1.30
					511.00	516.00	5.00	0.81
TDD245	692790	9684899	70	-53	25.00	26.00	1.00	1.32
					35.87	37.87	2.00	15.93
TDD246	692937	9683149	70	-54	63.00	64.00	1.00	1.74
TDD247	693334	9682989	70	-65	9.30	13.00	3.70	0.76
					17.88	19.00	1.12	1.99
					31.52	32.77	1.25	0.54
					53.00	54.00	1.00	1.35
					72.60	86.00	13.40	2.47
					91.14	97.63	6.49	0.59
					106.73	119.00	12.27	4.22

Holes are uncut.

Core holes were inclined at between minus 50 and 83 degrees and averaged 248 metres in depth with a maximum down-hole depth of 542.76 metres. Core recovery for these holes averaged 92.7% within the mineralized zones. It is estimated that the true widths of the mineralized zones vary between 80% and 95% of the intersected widths in the holes. Drill hole spacing was on 40 metre sections.

The mineralized sections of the Twangiza North and Twangiza Main deposits are hosted within a series of mineralized feldspar porphyry sills and weakly metamorphosed, pelitic metasediments along a northerly trending anticlinal structure. The gold mineralization is associated with pyrite and arsenopyrite sulfides and silicic, carbonate and potassic alteration.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, and split with half of the sample pulverised down to 90% passing 75 microns. Approximately 150 grams of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50g charge. As part of the Company’s QA/QC procedures, which adhere to internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Twangiza project is contained in the technical report of SENET dated September 13, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com.

A National Instrument 43-101 technical report relating to the Twangiza pre-feasibility study is expected to be filed on SEDAR during the next two to three weeks.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person

The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under the supervision of Daniel K. Bansah who is a Member of The Australasian Institute of Mining and Metallurgy (Aus.I.M.M), the Company’s Vice President, Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File

No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources and mineral reserves, exploration results, potential mineralization, potential mineral resources and mineral reserves and the Company’s exploration and development plans with respect to Twangiza) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources or mineral reserves (the mineral resource and mineral reserve figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company’s expectations, gold recoveries for Twangiza being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes in world gold markets and equity markets, political developments in the DRC, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.